Exhibit 99.3

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC EMPLOYEES' STOCK PURCHASE PLAN FOR U.S. EMPLOYEES

3.	Period of return:	From 1 SEPTEMBER 2002 to 28 FEBRUARY 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	938,423 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	938,423 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	TOTAL OF 1,304,668 ORDINARY SHARES OF 27.5p EACH, LISTED AS FOLLOWS: 244,880 ON 5 MARCH 2002, 715,563 ON 7 MARCH 2002 AND 344,225 ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,945,133 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 30 BERKELEY SQUARE, LONDON W1J 6EW

Name: CAROLINE WEBB	Telephone: 020 7569 6075

Person making return	Name: JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY